Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES FIRST GLIOBLASTOMA PATIENT COMPLETED CHEMOTHERAPY CYCLES WITH BLOOD BRAIN BARRIER DISRUPTION USING INSIGHTEC’S EXABLATE NEURO

Tel Aviv, Israel, January 30, 2019, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today that Insightec Ltd. (“Insightec”) and the Brain Research Institute at Yonsei University College of Medicine in Seoul, South Korea, announced today that the first patient worldwide completed chemotherapy cycles in a clinical trial to investigate the safety and efficacy of focused ultrasound for disrupting the blood brain barrier (BBB) in patients with glioblastoma (GBM). This first patient successfully completed all six sessions of their planned complete adjuvant temozolomide (TMZ) with BBB disruption treatment. There were no complications or side effects following disruption of the BBB with focused ultrasound.

Glioblastoma is the most common primary malignant brain tumor in adults. The blood brain barrier not only protects the brain from toxins, it also prevents the effective delivery of therapeutic agents to treat brain tumors, such as GBM, which is why disrupting the BBB is key for introducing treatment options

The investigational Exablate Neuro device from INSIGHTEC delivers low frequency focused ultrasound without surgical incisions to temporarily disrupt the BBB. In the clinical trials, following surgical resection and radiotherapy plus concomitant TMZ, focused ultrasound is delivered during the first treatment of each of the six maintenance cycles of TMZ.

The Company holds approximately 63% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 41% on a fully diluted basis) which, in turn, holds approximately 22% of the share capital in Insightec (approximately 18.5% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com